UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2023

Commission File Number: 001-39152

FSD PHARMA INC.

(Translation of registrant’s name into English)

199 Bay St., Suite 4000
Toronto, Ontario M5L 1A9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc.
(Registrant)

Date: February 21, 2023	By:	/s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release – Dated February 21, 2023 - FSD Pharma Presenting Two Scientific Posters on Preclinical Toxicology and Efficacy Data of Lucid-21-302 (Lucid-MS) at Americas Committee for Treatment and Research in Multiple Sclerosis (ACTRIMS)